Exhibit 99.3

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CTRP)

Form of Proxy for Annual General Meeting

To Be Held on September 19, 2014

(or any adjourned or postponed meeting thereof)

Introduction

This Form of Proxy is furnished in connection with the solicitation by the Board of Directors of Ctrip.com International, Ltd., a Cayman Islands company (the “Company”), of proxies from the holders of the issued and outstanding ordinary shares, par value US$0.01 per share, of the Company (the “Ordinary Shares”) to be exercised at the Annual General Meeting of the Company (the “AGM”) to be held at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China at 10:00 a.m. (local time) on September 19, 2014, and at any adjourned meeting thereof, for the purposes set forth in the accompanying Notice of Annual General Meeting (the “AGM Notice”).

Only the holders of record of the Ordinary Shares at the close of business on August 21, 2014 (the “Record Date”) are entitled to notice of and to vote at the AGM.  In respect of the matters requiring shareholders’ vote at the AGM, each Ordinary Share is entitled to one vote.  The quorum of the AGM consists of two shareholders (in the case that the Company has only one shareholder of record, then that one shareholder) holding no less than an aggregate of one-third of all voting share capital of the Company in issue present in person or by proxy and entitled to vote at the AGM.  This Form of Proxy and the accompanying AGM Notice will be first mailed to the shareholders of the Company on or about August 21, 2014.

The Ordinary Shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy.  Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolutions.  As to any other business that may properly come before the AGM, all properly executed proxies will be voted by the persons named therein in accordance with their discretion.  The Company does not presently know of any other business that may come before the AGM.  However, if any other matter properly comes before the AGM, or any adjourned meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.  Any person giving a proxy has the right to revoke it at any time before it is exercised (i) by filing with the Company a duly signed revocation at its registered office at the offices of Maples Corporate Services Limited, PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands, with a copy delivered to its offices at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China or (ii) by voting in person at the AGM.

To be valid, this Form of Proxy must be completed, signed and returned to the Company’s offices (to the attention of: Investor Relations) at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China as soon as possible so that it is received by the Company no later than 48 hours before the time of the AGM.

CTRIP.COM INTERNATIONAL, LTD.

(Incorporated in the Cayman Islands with limited liability)

(NASDAQ Ticker: CTRP)

Form of Proxy for Annual General Meeting

To Be Held on September 19, 2014

(or any adjourned or postponed meeting thereof)

I/We                                                                                                                                                                             of                                                                                                                                                               , being the registered holder of                                            ordinary shares 1, par value US$0.01 per share, of Ctrip.com International, Ltd. (the “Company”), hereby appoint the Chairman of the Annual General Meeting2 or                                                                            of

as my/our proxy to attend and act for me/us at the Annual General Meeting (or at any adjourned meeting thereof) of the Company to be held at 6F, 99 Fu Quan Road, Shanghai 200335, People’s Republic of China, and in the event of a poll, to vote for me/us as indicated below, or if no such indication is given, as my/our proxy thinks fit 3.

No.	RESOLUTION	FOR[3]	AGAINST [3]	ABSTAIN [3]
1.

The resolution as set out in Item 1 of the Notice of Annual General Meeting regarding the adoption of the Company’s second amended and restated memorandum and articles of associations of the Company (the “New M&AA”) to:

(i) increase the authorized share capital of the Company from “US$1,000,000 divided into 100,000,000 ordinary shares of a nominal or par value of US$0.01 each” to “US$5,000,000 divided into 500,000,000 ordinary shares of a nominal or par value of US$0.01 each”; and

(ii) incorporate the amendments to the currently effective amended and restated memorandum and articles of associations of the Company adopted by the shareholders of the Company on October 17, 2006 and October 26, 2012, respectively, into the New M&AA and make conforming updates.

Dated , 2014	Signature(s) [4]

1          Please insert the number of shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the shares in the Company registered in your name(s).

2          If any proxy other than the Chairman of the Annual General Meeting is preferred, strike out the words “the Chairman of the Annual General Meeting or” and insert the name and address of the proxy desired in the space provided. A shareholder may appoint one or more proxies to attend and vote in his stead. Any alteration made to this form of proxy must be initialed by the person(s) who sign(s) it.

3          IMPORTANT: If you wish to vote for a particular resolution, tick the appropriate box marked “for”. If you wish to vote against a particular resolution, tick the appropriate box marked “against”. If you wish to abstain from voting on a particular resolution, tick the appropriate box marked “abstain”.

4          This form of proxy must be signed by you or your attorney duly authorized in writing or, in the case of a corporation, must be either under seal or executed under the hand of an officer or attorney duly authorized to sign the same.